Mail Stop 6010   October 6, 2006

Ms. Ruth Navon
President and Chief Executive Officer
PowerRaise, Inc.
1687 West Broadway
Suite 303
Vancouver, BC, Canada V6J 1X2

   Re: **PowerRaise, Inc.**
      Registration Statement on Form SB-2, filed September 12, 2006
      File No. 333-137251

Dear Ms. Navon:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. Please revise the following statements:

- After the date of this prospectus, we expect to have an application filed with the National Association of Securities Dealers, Inc. for our common stock to eligible for trading on the OTC Bulletin Board. (cover page and page 28)

- We intend to apply for admission to quotation of our securities on the NASD OTC Bulletin Board after this prospectus is declared effective by the SEC. (page 12)

You cannot file an application with the NASD, a market maker must file this application. In addition, the application would be made after the registration statement becomes effective, which may differ from the date of this prospectus. Please revise these statements where indicated and elsewhere in the prospectus accordingly. Additionally, each time you state that you expect to have a market maker file apply for quotation, please also state that you do not yet have a market maker who has agreed to file the application.

3. Thoroughout the prospectus you make various statements about the status of your business and revenues that may suggest to the reader that you currently have some revenues. Please review your entire registration statement and revise these statements to accurately reflect the current status of your business and revenues. For example, see the following:
    - On page 5 you state you "have no current revenue." This statement should be revised to state you have never had any revenue.
    - On page 7 you state that you may not be able to "increase market share" or increase or sustain revenue. This statement should be revised to state that you may not be able to establish any market share or establish any revenue.
    - On page 14 you state that you have not generated "any material revenues to date." This statement should be revised to state that you have not generated any revenues to date.

4. Throughout the registration statement you make reference to your "officers" and your "two officers." It appears, however, that you have only one company employee and officer, Ms. Navon. Based on your disclosure on page 22, it appears that Mr. Friedman is not an officer but only a director of the company. Please revise your disclosure throughout your registration statement to reflect the fact the Ms. Navon is the company's sole employee and officer.

<u>Prospectus Cover Page</u>

5. Please revise your disclosure to combine your statements regarding the price. You currently state in paragraph 3 that "The selling stockholders may sell the shares from time to time at the prevailing market price or in negotiated transactions," and you then state in paragraph 4 that "Until our common stock becomes eligible for trading on the OTC Bulletin Board, the selling stockholders will be offering our common shares at a price of $0.25 per common share." Please revise these statements to make one statement regarding your price. The revised statement should read: "The selling stockholders will sell at a price of $0.25 per share until a market develops and thereafter at prevailing market prices or privately negotiated prices." The revised statement will make it clear that selling stockholders can sell at the fixed price now and at market or negotiated prices if a market develops.

6. Please limit the cover page to the information that is required by Item 501 of Regulation S-B. Your cover page contains superfluous information such as the statement describing your company, the statement that the selling stockholders may be deemed underwriters and the number of shares of your common stock issued and outstanding. You may describe this other information in the prospectus and offering summary.

Risk Factors, page 4

General

7. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Some of your subheadings merely state a fact about your business, such as "14. We may have difficulty identifying the source of the problem when there is a problem in a network." or describe an event that may occur in the future and "19. Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

8. Please add a risk factor that addresses the company's dependence on Ms. Navon and Mr. Friedman and the impact on your business of a loss of either individual. Please also address in this risk factor the fact that Ms. Navon has not received any compensation related to her services as an officer of the company.

9. Please add a risk factor that addresses your dependence on your agreement with LinkShare. At a minimum you should discuss your dependence on LinkShare's relationship with merchants available on your website and your dependence on LinkShare to set the commissions which will become your revenues.

10. On page 18 you refer to a third party marketing consulting firm that will assist you in developing your marketing plan in the next 12 months. Please consider discussing your dependence on this marketing consulting firm in a separate risk factor and any risks to your business that may arise as a result of this dependence.

"1. We are a development stage company . . . .," page 4

11. Please revise your disclosure to clarify in this risk factor that you currently have no customers and that you have yet to complete the development of your website.

"3. If our business plans are not successful …, " page 5

12. Please revise the disclosure that two shareholders have lent you $35,000 to identify the shareholders and to disclose that the loans are due on September 1, 2007 and that they accrue interest at a rate of 24% per year.

<u>"4. We have not generated any revenue from our business . . . .," page 5</u>

13. Please revise your disclosure to discuss the consequences of your going concern qualification in terms of your ability to raise capital.

<u>"5. Since our officers work or consult for other companies . . . .," pages 5-6</u>

14. Please revise your disclosure to describe whether Ms. Navon's and Mr. Friedman's other employment obligations are full-time.

<u>"6. Our two officers and directors own a controlling interest . . . .," page 6</u>

15. We note your statement in this risk factor regarding the possibility of future sales of significant amounts of shares held by your directors and executive officers and the impact this would have on the market price of your common. Please address this risk in a separate risk factor.

<u>"9. Our merchant partners have the right to terminate their agreements . . . .," page 7</u>

16. Please revise your disclosure to name any merchant partners who are key to your business. Please also disclose whether these merchants are available to you through your agreement with LinkShare or through individual agreements with you and how these merchants will exercise their termination rights. If you have individual agreements with these merchants, they should be described in the Business section and the agreements should be filed as exhibits.

<u>"11. Our success depends on our arrangements with third parties in our distribution channels."
page 8</u>

17. It appears that you currently have no commissioned agents or other distribution relationships. If that is the case, please revise this risk factor to clarify. Please also revise the risk factor subheading to clarify that your success depends on successfully developing future relationships with these third parties. If that is not the case, then to the extent that you are substantially dependent on the third parties you refer to in this risk factor, please identify them here, describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose in this risk factor the approximate number of parties performing these services and discuss the obstacles you would encounter if you were required to replace any party.

18. Please revise your disclosure to describe the type of "other distribution relationships" referenced in this risk factor.

19. Please revise your disclosure to quantity the cost to your business of developing the distribution relationships you discuss in this risk factor, i.e. the commissioned agents and the other distribution relationships.

<u>"12. We rely on an outside hosting company where our internet server and software are located. . . .," page 8</u>

20. Please name the outside hosting company who you refer to in this risk factor. If you have an agreement with the outside hosting company, please describe the material terms of the agreement in your Business section and file the agreement as an exhibit to the registration statement.

21. In addition, to the extent that such amount is material, please disclose the cost to your business of using the outside hosting company.

<u>"13. We rely on subcontractors for the programming and maintenance of critical elements of our software . . . .," page 8</u>

22. To the extent that you are substantially dependent on the subcontractors you refer to in this risk factor, please identify them here, describe the material terms of your agreements with them in your Business section and file your contracts with them as exhibits to the registration statement. If you are not substantially dependent on any of these parties, disclose in this risk factor the approximate number of parties performing these services.

<u>"15. If we do not develop and maintain successful partnerships . . . .," page 9</u>

23. Please revise your disclosure to describe the type of partnerships you believe are necessary to market your services.

<u>"16. Future legislation or regulation of the internet . . . .," page 9</u>

24. Please move the statement regarding large, established merchandise companies to risk factor number 10 on page 7 regarding competition. The acts of merchandise companies are a competitive factor not a regulatory factor that may impact your business.

<u>"18. Our success will depend on our ability to handle a large number of simultaneous shoppers …," page 10</u>

25. Please revise your disclosure to describe the current capacity of your server and quantify the cost to your business to increase the capacity of your server.

<u>"19. Intellectual property and proprietary rights of others . . . .," page 10</u>

26. Please revise your disclosure to describe the "certain necessary technology" referenced in this risk factor. What type of technology is this, i.e. hardware, software, other?

<u>"20. If we discover product defects . . . .," page 10</u>

27. Please revise your disclosure to describe the significant "errors, defects or functional limitations" you have experienced in the past and describe the impacts these specific errors, defects or functional limitations had on your company. Your revised disclosure should also quantify the impact of these past significant errors, defects or functional limitations. For example, did these problems result in additional costs or delay your development?

<u>"22. We may, in the future, issue additional common shares . . . .," page 11</u>

28. Please revise this risk factor to disclose that you have only 5,581,000 shares of common stock outstanding.

<u>"23. Our common shares are subject to the 'Penny Stock' Rules of the SEC . . . .," page 11</u>

29. Please expand your disclosure to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

<u>"26. Because we do not intend to pay any cash dividends on our common stock…, " page 12</u>

30. Please revise your statements that your shareholders will not be able to receive a return on their shares unless they sell them to state that they will not receive a return on their shares unless the value of the shares appreciates.

<u>Determination of Offering Price, page 14</u>

31. Please revise your disclosure in this section to clarify that the shares issued to the selling stockholders in the private placements were issued at $0.25 per share.

<u>Description of Business, page 14</u>

<u>Our Current Business, page 14</u>

32. Please revise your disclosure to describe your relationship with your merchants and under what type of agreement they operate. If all of your merchants are available to you through your agreement with LinkShare, please describe how LinkShare controls the relationship with the merchants and how you participate in establishing the terms with any particular merchant, if you participate at all. Please describe the termination rights available to merchants. If you have individual agreements with merchants, please describe the key terms of these agreements and file a form of such agreement as an exhibit to the registration statement.

33. Please expand your disclosure to describe all the material terms of your agreement with LinkShare, including at a minimum the fee structure, any material amounts due to LinkShare and the term and termination provisions.

34. Please revise your disclosure to clarify the nature of the commission structure. You state that you will earn 2% to 25% on the sales made by merchants to persons who accessed the merchant through your website and that you will pay a portion of this commission to the schools. You also state that you will pay the schools a commission of 2% to 25%. This statement appears inaccurate as you will keep a portion of the commission as revenue and only pay a portion to the schools. What portion of the total commission earned from the merchant will you keep and what portion will go to the schools? Please provide a numeric example for clarification.

35. In addition, we note that a key part of your marketing strategy appears to be the use of commissioned sales agents. What portion of the commission earned from merchants will go to compensate these commissioned sales agents?

Industry Background, page 15

36. Please include the date of the Morgan Stanley Report.

37. We refer to the information you retrieved from the Morgan Stanley report. Please revise your disclosure to change the reference to "we" to "Morgan Stanley" so it is clear to the reader that these are Morgan Stanley's beliefs and statistics and not the company's.

38. Please delete the third bullet as this statement applies to "leading Internet companies" and PowerRaise is only a development stage company.

39. The Forrester Research report is no longer available online. Please provide us with a hard copy of this report. Please mark the portion of the document that supports your statements included here.

Marketing, page 17

40. Please revise your disclosure to clarify and summarize your current marketing strategy. In the MD&A on pages 18 and 19 you discuss how you plan to build sales agent teams. On page 15 you indicate that you plan to send mailings to schools. In the risk factor 11 on page 8 you refer to other distribution relationships. We note that you have allocated $10,000 for marketing expenditures over the next 12 months. Will you be able to build a sales agent team, send mailings and develop other distribution relationships with $10,000? Your current marketing strategy should be consistent with your budget for that strategy.

Management's Discussion and Analysis or Plan of Operation, page 18

41. Please expand your disclosure to discuss the critical mass of users you expect you will need on your website in order to create a viable website business. We note that you will need to compensate schools, your sales agent team and cover other company expenses from the 2% to 25% of commissions you will earn from merchants. How many users or what amount of sales on your website do you expect you will need to accomplish this?

42. Please revise your disclosure regarding the shareholder loans to name the shareholders who loaned you these funds and to describe the company's termination provision. Is there a penalty to terminate the loan? What amount will the company owe to the shareholders, including principal and interest, when the loan is terminated? Also, please file the loan agreements as exhibits to the registration statement. See Item 601(b)(10)(A) of Regulation S-B.

43. Please expand your disclosure regarding your loan commitment with Ms. Navon and Mr. Friedman. Please indicate when you entered into this agreement, the term of the agreement and the repayment terms, such as maturity date and interest. Please also file any written agreement as an exhibit to the registration statement. See Item 601(b)(10)(A) of Regulation S-B.

44. Please revise your disclosure in this section to describe the terms of the director loan of $7,500 that you refer to on page F-8 and whether this loan was granted by Ms. Navon or Mr. Friedman.

45. We not your statement on page 19 that you cannot provide investors with any assurance that this registration statement will be approved. As we do not grant approval to registration statements, this statement should be revised. You may state that you cannot provide investors any assurance that the registration statement will be declared effective.

Executive Compensation, page 23

46. Please revise footnote (e) to the summary compensation table to disclose the value of services for which you issued shares to Mr. Friedman in March 2005.

Certain Relationships and Related Transactions, page 25

47. We note you have loans outstanding from your director and paid consulting fees to the President and director. Please revise your statement that there are no transactions, other than those described in this section, in which directors, officers, majority shareholders or any family members had a direct or indirect material interest, to state that there were no such transactions exceeding the $60,000 threshold.

Share Capital, pages 30-31

48. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.

Financial Statements, page F-1

Notes to Financial Statements – December 31, 2005, page F-16

Note 2. Summary of Significant Accounting Practices, page F-16

<u>Software Development Costs, page F-17</u>

49. Please describe the types of costs classified as website expense in your statements of operations and explain why they were not capitalized pursuant to this accounting policy.

Note 5. Related Party Transactions, page F-18

50. While the loan has no repayment terms, it is unclear whether the director has the ability to demand repayment at any time or within a year from each balance sheet date presented. If so, please tell us why the loan should not be reflected as a current liability. In this regard, it is unclear that the director indicating repayment was not expected in the next fiscal year is sufficient to classify the loan as a non-current liabililty.

Note 9. Stockholders' Equity, page F-19

Issued and Outstanding, page F-19

51. Please tell us how you determined that the value of the shares issued to the directors for services was only $0.001 per share. In so doing, please explain how, regarding paragraph 8 of SFAS 123, you determined that the fair value of the consideration received was more reliably measurable than the fair value of the stock issued. In addition, please tell us the significant methodologies and assumptions used in valuing the consideration received. Furthermore, please tell us various dates through 2005 on which the Company accepted subscriptions for common stock at $0.25 per share and the number of shares subscribed and accepted on each date. Finally, please describe the events or factors that contributed to the apparent change in value of your common stock from $0.001 to $0.25 per share between when the stock was issued for services on March 30, 2005 and the date on which the first subscription was accepted.

Undertakings, page II-3

52. Please revise your undertakings to provide the undertakings as required by Item 512(a)(1)(iii), (a)(2) and (a)(3) and Item 512(g)(2). In addition, please remove the undertaking you have provided in the last paragraph on page II-3.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        26 E. Hawthorne Avenue
        Valley Stream, NY 11580